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                                                                 Exhibit 99.7


                              WHISTLEBLOWER POLICY

                                       OF

                          INFOSYS TECHNOLOGIES LIMITED

 (as adopted by the Audit Committee of the Board of Directors on April 09, 2003)

         As a public company, the integrity of the financial information of Infosys Technologies Limited (the "Company") is paramount. The Company's financial information guides the decisions of the Board of Directors of the Company (the "Board of Directors"), and is relied upon by our stockholders and the financial markets. For these reasons, the Company must maintain a workplace where the Company can retain and treat all complaints concerning questionable accounting, internal accounting controls, or auditing matters (collectively "Questionable Accounting/Audit Matters"), or the reporting of fraudulent financial information to our shareholders, the government or the financial markets. and where employees can raise these concerns free of any discrimination, retaliation or harassment.

         The Company recognises the value of transparency and accountability in its administrative and management practices, and therefore also supports the making of disclosures that reveal Grave Misconduct, i.e., conduct which results in a violation of law by the Company or in a substantial mismanagement of company resources and if proven constitutes a criminal offence or reasonable grounds for dismissal of the person engaging in such conduct.

         Therefore, it is the policy of the Company to encourage employees, when they reasonably believe that questionable Accounting/Audit matters,, or the reporting of fraudulent financial information to our shareholders, the government or the financial markets and/or Grave Misconduct have occurred or are occurring, to report those concerns to Company management (on an anonymous basis, if employees so desire) or to raise those concerns by e-mailing the Company's e-mail id for this purpose, on an anonymous basis, as described below. All reports will be taken seriously and will be promptly investigated. The specific action taken in any particular case depends on the nature and gravity of the conduct or circumstances reported, and the quality of the information provided. Where Questionable Accounting/Audit Matters have occurred, or fraudulent financial information has been reported to our shareholders, the government or the financial markets, or Grave Misconduct has occurred, those matters will be corrected and, if appropriate, the persons responsible will be disciplined.

         In addition, the Company is committed to providing a work environment in which employees, when they reasonably believe that Questionable Accounting/Audit Matters have occurred, or that fraudulent financial information has been reported to our shareholders, the government or the financial markets, or that Grave Misconduct has occurred, can raise those concerns free of discrimination, retaliation or harassment. Accordingly, the Company strictly prohibits discrimination, retaliation or harassment of any kind against any employee who, based
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on the employee's reasonable belief that such conduct or practices have occurred or are occurring, reports that information.

                           REPORTING AND INVESTIGATION

         If you have reason to believe that you have become aware of Questionable Accounting/Audit Matters, or the reporting of fraudulent financial information to our shareholders, the government or the financial markets, or of Grave Misconduct, you must immediately report those facts to your immediate supervisor or to the Corporate Counsel. You may then be requested to document your report in writing. You may also report your concerns anonymously by e-mailing the Company's e-mail id for this purpose at whistleblower@infosys.com or by sending an anonymous letter to the Corporate Counsel. If you have reason to believe that both of those individuals are involved in these matters, you should report those facts to the Audit Committee of the Company's Board of Directors (the "Audit Committee").

         If you later believe that you have been subject to discrimination, retaliation or harassment for having made a report under this Policy, you must immediately report those facts to your immediate supervisor or the Corporate Counsel. If, for any reason, you do not feel comfortable discussing the matter with your immediate supervisor or the Corporate Counsel, you should bring the matter to the attention of the supervisor of your immediate supervisor, and if you are not comfortable with discussing the matter with any of those individuals, you should bring the matter to the attention of the Audit Committee. It is imperative that you bring the matter to the Company's attention promptly so that any concern of discrimination, retaliation or harassment can be investigated and addressed promptly and appropriately.

         All complaints under this Policy will be promptly and thoroughly investigated, and all information disclosed during the course of the investigation will remain confidential, except as necessary to conduct the investigation and take any remedial action, in accordance with applicable law. All employees and supervisors have a duty to cooperate in the investigation of reports of Questionable Accounting/Audit Matters, or the reporting of fraudulent financial information, or of Grave Misconduct, or of discrimination, retaliation or harassment resulting from the reporting or investigation of such matters. In addition, an employee shall be subject to disciplinary action, including the termination of their employment, if the employee fails to cooperate in an investigation, or deliberately provides false information during an investigation. If, at the conclusion of its investigation, the Company determines that a violation of policy has occurred, the Company will take effective remedial action commensurate with the severity of the offense. This action may include disciplinary action against the accused party, up to and including termination. Reasonable and necessary steps will also be taken to prevent any further violations of policy.

                    DISCRIMINATION, RETALIATION OR HARASSMENT

         The Company strictly prohibits any discrimination, retaliation or harassment against any person who reports incidents of questionable accounting or auditing matters, or the reporting of fraudulent financial information, or of Grave Misconduct, based on the person's reasonable belief that such misconduct occurred. The Company also strictly prohibits any discrimination,
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retaliation or harassment against any person who participates in an investigation of complaints about questionable accounting or auditing matters, or of the reporting of fraudulent financial information, or of Grave Misconduct.

         Any complaint that any managers, supervisors, or employees are involved in discrimination, retaliation or harassment related to the reporting or investigation of questionable accounting or auditing matters, or the reporting of fraudulent financial information, or of Grave Misconduct shall be promptly and thoroughly investigated in accordance with the Company's investigation procedures. If a complaint of discrimination, retaliation or harassment is substantiated, appropriate disciplinary action, up to and including discharge, will be taken.

                                    RETENTION

         All documents related to the reporting, investigation and enforcement of this policy, as a result of a report of questionable accounting, internal accounting controls, or auditing matters, or the reporting of fraudulent financial information to our shareholders, the government or the financial markets or of Grave Misconduct, or of the discrimination, retaliation or harassment of an employee that made such a report, shall be kept in accordance with the Company's record retention policy and applicable law.

                       ADDITIONAL ENFORCEMENT INFORMATION

         In addition to the Company's internal complaint procedure, employees should also be aware that certain central, federal, local and state law enforcement agencies are authorized to review questionable accounting or auditing matters, or potentially fraudulent reports of financial information. The Company's policies and practices have been developed as a guide to our legal and ethical responsibilities to achieve and maintain the highest business standards. Conduct that violates the Company's policies will be viewed as unacceptable under the terms of employment at the Company. Certain violations of the Company's policies and practices could even subject the Company and any individual employees involved to civil and criminal penalties. Before issues or behavior can rise to that level, employees are encouraged to report Questionable Accounting/Audit Matters, suspicion of fraudulent financial information, or Grave Misconduct, or discrimination, retaliation or harassment related to such reports. Nothing in this Policy is intended to prevent an employee from reporting information to the appropriate agency when the employee has reasonable cause to believe that the violation of a central, federal, local or state statute or regulation has occurred.

                                  MODIFICATION

         The Audit Committee or the Board of Directors of the Company can modify this Policy unilaterally at any time without notice. Modification may be necessary, among other reasons, to maintain compliance with local, state, central and federal regulations and/or accommodate organizational changes within the Company.

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         Please sign the acknowledgment form below and return it to Human
Resources. This will let the Company know that you have received the Whistleblower Policy and are aware of the Company's commitment to a work environment free of discrimination, retaliation or harassment for reporting of questionable accounting, internal accounting controls, or auditing matters, or fraudulent financial information, or Grave Misconduct as well as your obligations to report such information.

                          ACKNOWLEDGMENT AND AGREEMENT
                       REGARDING THE WHISTLEBLOWER POLICY

         This is to acknowledge that I have received a copy of the Company's Whistleblower Policy. I understand that, as a public company, the integrity of the financial information of the Company is paramount. I further understand that the Company is committed to a work environment free of discrimination, retaliation or harassment for employees who have raised concerns regarding questionable accounting, internal accounting controls, or auditing matters, or reporting of fraudulent financial information, or of Grave Misconduct and that the Company specifically prohibits discrimination, retaliation or harassment whenever an employee makes a good faith report regarding such concerns. Accordingly, I specifically agree that to the extent I have concerns that I reasonably believe to be related to questionable accounting, accounting controls, auditing matters, or reporting of fraudulent financial information, or of Grave Misconduct, or which is otherwise in violation of the Company's policies, I will immediately report such conduct in accordance with the Company's Whistleblower Policy.

         I understand and agree that to the extent I do not use the procedures outlined in the Whistleblower Policy, the Company and its officers and directors shall have the right to presume and rely on the fact that I have no knowledge or concern of any such information or conduct.

                                    ____________________________________________
                                    Employee's signature

                                    ____________________________________________
                                    Employee's Name [printed]

                                    ____________________________________________
                                    Date